SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Final Amendment)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             FIRST LOOK MEDIA, INC.
                        (f/k/a Overseas Filmgroup, Inc.)

                        (Name of Subject Company (Issuer)

                             FIRST LOOK MEDIA, INC.
                        (f/k/a Overseas Filmgroup, Inc.)

                       (Name of Filing Person, the Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (Title of Class of Securities)

                                    320737109

                      (CUSIP Number of Class of Securities)

                               William F. Lischak
         Chief Operating Officer, Chief Financial Officer and Secretary
                             First Look Media, Inc.
                        8000 Sunset Boulevard, Suite B310
                          Los Angeles, California 90046
                                 (323) 337-1000

 (Name, Address And Telephone Number Of Person Authorized To Receive Notices And
                   Communications On Behalf Of Filing Persons)

                                 with a copy to:
                             David Alan Miller, Esq.
                                 Graubard Miller
                                600 Third Avenue
                            New York, New York 10016
                            Telephone: (212) 818-8800
                               Fax: (212) 818-8881

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

                  |_|      third party tender offer subject to Rule 14d-1.

                  |X|      issuer tender offer subject to Rule 13e-4.

                  |_|      going private transaction subject to Rule 13e-3.

                  |_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of a tender offer: |X|

                  This Final Amendment serves to amend and supplement the Issuer's Schedule TO filed electronically on November 8, 2001 with the Securities and Exchange Commission, as amended by Amendment No. 1 filed on November 29, 2001, and Amendment No. 2 filed on December 19, 2001 (as so amended, the "Schedule"), in connection with its offer to exchange up to approximately 321,429 shares of the Issuer's common stock for all of its outstanding warrants that were issued in connection with its initial public offering in February 1995. The terms and conditions of the exchange offer are set forth in the Offering Memorandum, dated November 8, 2001, the Supplement to the Offering Memorandum, dated November 19, 2001, and in the related letter of transmittal. This Final Amendment is being filed to report the results of the exchange offer. Only those items of the Schedule that are amended and supplemented hereby are included herein.

                  Items 1 and 11 of the Schedule are hereby amended and supplemented by adding the following information:

                  The exchange offer terminated at 5:00 p.m., New York City time, on January 9, 2002. A total of 4,135,579 warrants were determined to have been validly tendered and not withdrawn in connection with the exchange offer and were accepted for exchange by the Company in accordance with the terms of the exchange offer. The 4,135,579 warrants tendered and accepted for exchange represented approximately 92% of the 4,500,000 warrants that were outstanding as of the commencement of the exchange offer.

                  In exchange for the accepted warrants, the Company will issue an aggregate of 295,291 shares of common stock.

Item 12. Exhibits

                  Item 12 of the Schedule is hereby amended and supplemented by adding the following information:

                  (a)(5)(ii)        Press Release, dated January 14, 2002.

                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  January 14, 2002


                                             FIRST LOOK MEDIA, INC.



                                             By:  /s/ William F. Lischak
                                                --------------------------------
                                                William F. Lischak
                                                  Chief Operating Officer,
                                                  Chief Financial Officer and
                                                  Secretary

                                                                   EXHIBIT INDEX



Exhibit Number         Description

      (a)(5)(ii)       Press Release, dated January 14, 2002.

                                                         Exhibit (a)(5)(ii)


                   FIRST LOOK MEDIA ANNOUNCES FINAL RESULTS OF
                       WARRANT EXCHANGE FOR COMMON SHARES

New York, NY and Los Angeles, CA - January 14, 2002 - First Look Media, Inc. (OTCBB: FRST, FRSTW) (f/k/a Overseas Filmgroup, Inc. - OTCBB:OSFG), a multi-faceted media company, announced today the completion of its exchange offer of outstanding FRSTW warrants for FRST common shares.

FRSTW holders tendered 4,135,579 warrants, which will result in 295,291 new common shares being issued. Warrant holders who elected not to participate in the exchange offer retain the right to purchase one share of First Look common stock for $5.00, for each warrant held. These warrants expire on February 16, 2002.

First Look Media, Inc. is a multi-faceted media company specializing in worldwide independent film distribution, theatrical, video and DVD releases, commercial production and Internet content creation. www.firstlookmedia.com

This press release includes forward-looking statements that involve risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward looking statements, including, but not limited to, quarterly and annual fluctuations in results of operations, the unpredictability of audience acceptance of any particular motion pictures, the highly speculative and inherently risky and competitive nature of the motion picture industry, and other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2000. As the motion picture business and the Company's operations are subject to numerous uncertainties, including, among other things in addition to the forgoing factors, the financing requirements of various film projects, competition from companies within the motion picture industry and in other entertainment media (many of which have significantly greater financial and other resources than the Company), and the release schedule of competing films, no assurance can be given that the Company's acquisition, production, financing and distribution goals and strategies (including as described herein) will be achieved. Actual results may differ materially from management expectations expressed in any forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

CONTACT:
Company                                    Investor Relations
William F. Lischak                         Robert Rinderman, Catherine DiTuri
COO and CFO                                Jaffoni & Collins
First Look Media, Inc.                     212/835-8500
310/855-1475                               FRST@jcir.com


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